Exhibit 99.1

Bit Digital, Inc. Announces Third Quarter of Fiscal Year 2021 Financial Results

New York, December 23, 2021 /PRNEWSWIRE/ Bit Digital, Inc. (Nasdaq: BTBT) (the “Company”), a bitcoin mining company headquartered in New York, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Financial Highlights for the Third Quarter 2021

●	Revenue from bitcoin mining was $10.4 million.

●	We earned 248.4 bitcoins. The decrease from 562.9 earned during the second quarter was due to miner migration and fleet reposition.

●	We had no miners remaining in China. 100% of our miner fleet was deployed, in transit to, or awaiting installation in North America at September 30, 2021.

●	We owned 27,744 miners including 851 miners acquired in the third quarter of 2021.

●	Non-GAAP income from operations* was $4.8 million, or $0.09 per ordinary share.

●	Non-GAAP net income** was $4.0 million, or $0.07 per ordinary share.

●	We had cash and cash equivalents of $26.5 million, and total liquidity (defined as cash and digital assets) of approximately $61.5 million, as of September 30, 2021.

*	Non-GAAP income from operations excludes the impact of depreciation of property and equipment, and share-based compensation expense.

**	Non-GAAP net income excludes the impact of depreciation of property and equipment, impairment on digital assets, loss from disposal of property and equipment, and share-based compensation expense.

Forward Looking Statements

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this news release. Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements reflecting our current expectations that involve risks and uncertainties (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Actual results and the timing of events in this news release includes information about hash rate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those discussed in our such forward-looking statements as a result of many factors, including, but not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and may prevent the Company from operating its assets; the ability to establish new facilities for bitcoin mining in North America; a decrease in cryptocurrency migrating and then operating its assets; a decrease in cryptocurrency pricing; volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set forth under “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2020 and other documents disclosed under the Company’s filings at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Bitcoin Mining Business

We are a bitcoin mining company with mining operations in the United States and Canada. We commenced our bitcoin mining business in February 2020. Our bitcoin mining operations, hosted by third party hosting providers, use specialized computers, known as miners, to generate bitcoins, a cryptocurrency. The miners use application specific integrated circuit (“ASIC”) chips. These chips enable the miners to apply greater computational power, or “hash rate”, to provide transaction verification services (known as “solving a block”) which helps support the bitcoin blockchain. For every block added, the bitcoin blockchain awards a bitcoin award equal to a set number of bitcoins per block. Miners with a greater hash rate have a higher chance of solving a block and receiving a bitcoin award.

We operate our mining assets with the primary intent of accumulating bitcoin which we may sell for fiat currency from time to time depending on market conditions and management’s determination of our cash flow needs. Our mining strategy has been to mine bitcoins as quickly and as many as possible given the fixed supply of bitcoins. In view of the long delivery lead time to purchase miners from manufacturers like Bitmain Technologies Limited (“Bitmain”) and MicroBT Electronics Technology Co., Ltd (“MicroBT”), we initially chose to acquire miners on the spot market, which can typically result in delivery within a few weeks. In parallel, we also enjoy strategic relationships with leading manufacturers, enabling us to access ASICs on advantageous terms. On October 7, 2021, the Company contracted to purchase an additional 10,000 Antminers from Bitmain under a Sales and Purchase Agreement (the “SPA”) at an estimated cost of $65 million. These miners are expected to increase the Company’s miner hash rate by approximately 1.0 Exahash (“EH/s”). Pro Forma for the announced purchases, our maximum total hash rate is expected to be approximately 2.603 EH/s.

We have signed services agreements with third party hosting partners in North America. These partners operate specialized mining data centers, where they install and operate our miners and provide IT consulting, maintenance, and repair work on-site for us. Our mining facilities in Texas and Nebraska are maintained by Compute North LLC. Our mining facility in Georgia is maintained by Core Scientific, Inc. Our mining facility in New York is maintained by BlockFusion USA, Inc. Our new mining facility in New York will be maintained by Digihost Technologies. Our former mining facility in Alberta, Canada was maintained by Link Global Technologies Inc.

Miner Migration and Geographic Distribution

In October 2020, we commenced our strategy of migrating our mining assets from China to North America. Following the announcement of the Chinese government’s decision to ban bitcoin mining, we immediately suspended our remaining mining operations in mainland China, effective June 21, 2021. Accordingly, we further accelerated our migration strategy that had been ongoing since October 2020. As a result, a greater proportion of our fleet was offline than in the prior quarter, due to more miners being in transit to or awaiting installation in North America. Prior to shipment, we generally refurbish our miners in a facility in Shenzhen, China, to ensure their resilience during transport and operability upon arrival. Miners are securely packaged and shipped by air or by sea, depending on market conditions.

As of September 30, 2021, we had no miners in China: 79.1% of our fleet was already deployed or awaiting installation in North America, and 20.9% was in transit. As of the date of this report, 100% of our fleet had arrived in North America.

Power and Hosting Overview

During the third quarter, the Company signed two new hosting agreements in the United States, representing 135 megawatts (“MW”) of additional power capacity. Both are expected to be powered by a substantial component of renewable and/or carbon-free energy, contributing to our ongoing efforts to decarbonize our mining operations.

On July 22, 2021, we signed a 100 MW agreement with Digihost Technologies (“Digihost”) that is expected to be powered by approximately half renewable and/or carbon free energy sources, subject to finalizing our energy procurement strategy with Digihost. This second agreement brings our total contracted hosting capacity with Digihost to 120 MW. Digihost is expected to deliver the first 20 MW of contracted power capacity during the fourth quarter of 2021. The remaining 100 MW is scheduled for delivery during the first and second quarters of 2022.

On August 25, 2021, we signed a 35 MW hosting agreement with Blockfusion USA (“Blockfusion”) that is expected to be powered primarily from zero carbon emission energy sources. As of the date of this report, Blockfusion had completed the first (of four) phases of miner deployments, representing approximately 5 MW of power consumption. The remaining three phases are scheduled for delivery in fourth quarter of 2021 and the first quarter of 2022. During the term of our agreement and for twelve months thereafter, Bit Digital has a right of first refusal to match any bona fide offer from a third party to finance or acquire securities and/or assets of Blockfusion, and to receive a credit or refund of certain expenses incurred in the development of infrastructure.

As a result of these two new agreements, as of September 30, 2021, the Company had secured hosting capacity sufficient to complete the redeployment of its fleet in North America, with additional signed capacity to facilitate future fleet growth. The Company continues to evaluate additional hosting arrangements with existing and prospective new hosting partners in North America.

Our hosting partner Compute North LLC (“Compute North”) has advised us that its delivery of a portion of its contracted hosting capacity has been delayed. Compute North has not yet determined updated delivery timing for this delayed capacity, which represents a minority of our total hosting contracted with Compute North. Pending revised delivery timing, Bit Digital expects to redirect miner deployments to other hosting partners.

Our hosting partner Link Global Technologies (“Link”) has advised us that Link’s facility in Alberta, Canada that had supplied approximately 3.3 MW for hosting our miners was required to discontinue operations as a result of a permitting dispute. Link is currently evaluating alternative sites to accommodate our miners. In the interim, pending further updates, Bit Digital expects to redirect miners formerly hosted with Link to other hosting partners.

Miner Fleet Overview

During the third quarter, we purchased 851 miners, including 451 Bitmain S17 and 400 Bitmain S19pro models. As of September 30, 2021, these newly purchased miners had already been deployed in North America.

During the quarter, we continued repositioning our fleet by selling 4,200 miners that were deemed to have a lower expected return on invested capital than miners we believe we can purchase, and/or were deemed unsuitable for long-distance migration to North America. The sold miners included 4,000 Bitmain S17 and 200 Bitmain T17 models. As a result, we recognized a $3,789,683 net loss, comprised of a $341,240 gain from sales and a $4,130,923 loss from disposals. In addition, we abandoned 1,407 miners that were deemed to have reached the end of their useful lives, were no longer operational and/or would have been uneconomical or impossible to repair or migrate.

As of September 30, 2021, we had 27,744 miners, with a total maximum hash rate of 1.60 EH/S, a decrease from 32,500 miners and 1.92 EH/s as of June 30, 2021. The reduction was due to the aforementioned sales and disposals of certain miners, partially offset by miner purchases. Our fleet of owned miners comprised the following models:

Model	Owned as of September 30, 2021
MicroBT Whatsminer M21S	16,296
MicroBT Whatsminer M20S	3,690
Bitmain Antminer S17	3,641
MicroBT Whatsminer M10	1,938
Bitmain Antminer T3	769
Bitmain Antminer S19 Pro	605
Bitmain Antminer T17+	500
MicroBT Whatsminer M30S	261
Bitmain Antminer T17+	44
Total	27,744

On October 7, 2021, we contracted to purchase an additional 10,000 Antminers from Bitmain under a Sales and Purchase Agreement (the “SPA”) at an estimated cost of $65 million. These miners are expected to increase the Company’s miner hash rate by approximately 1.0 Exahash (“EH/s”). Pro Forma for the announced purchases, our maximum total hash rate is expected to be approximately 2.60 EH/s.

Bitcoin Production

From the inception of our bitcoin mining business in February 2020 to September 30, 2021, we earned an aggregate of 3,334.9 bitcoins. The following table presents the number of bitcoins mined on a quarterly basis:

The Company earned 248.4 bitcoins in the third quarter of 2021. The reduction from the second quarter was due to the aforementioned accelerated migration program, in which more miners were offline while in transit to or awaiting installation in North America, as well as miner sales and disposals.

The following table presents our bitcoin mining activities for the third quarter of 2021. During the quarter, the Company exchanged 101.0 bitcoins for same amount of wrapped BTC (“WBTC”). As of September 30, 2021, we had a total of 627.1 bitcoin equivalent on hand, comprised of 526.1 bitcoins and 101.0 WBTC.

	Number of bitcoins (1)	Amount (2)

Balance at June 30, 2021	$588.40	$20,604,109
Receipt of BTC from mining services	248.36	10,395,894
Sales of and payments made in BTC	(209.65)	(7,537,329)
Realized gain on sale of BTC	-	129,935
Balance at September 30, 2021	$627.11	$23,592,609

(1)	Includes bitcoins and bitcoin equivalents.

(2)	Receipt of digital assets from mining services are the product of the number of bitcoins received multiplied by the bitcoin price published on https://coinmarketcap.com/currencies/bitcoin/historical-data/, calculated on a daily basis. Sales of digital assets are the actual amount received from sales.

Environmental, Social and Governance

Sustainability is a major strategic focus for us. Our mining locations in the US and Canada provide affordable access to carbon-free energy and other sustainability-related solutions, in varying amounts depending on location, including hydroelectric, solar, wind and other carbon-free sources, which we believe help mitigate the environmental impact of our operations. We work with an independent ESG (Environmental, Social and Governance) consultant to self-monitor, set targets and help us to improve our percentage of green electricity and other sustainability initiatives. As we continue to align ourselves with the future of technology and business, we are dedicated to continuously enhancing sustainability, which we believe future-proofs our operations and the larger bitcoin network.

We believe that the bitcoin network and the mining that powers it are important inventions in human progress, with circa $1 trillion in market cap and bitcoin being used around the world. The process of problem-solving and verifying bitcoin transactions using advanced computers is energy intensive, and scrutiny has been applied to the industry for this reason. It follows that the environmental costs of mining bitcoin should be surveyed and mitigated by every company in our fast-growing sector. We aim to contribute to the acceleration of bitcoin’s decarbonization and act as a role model in our industry, responsibly stewarding digital assets.

We are currently working with Apex Group Ltd, an independent ESG consultancy, to become one the first publicly-listed bitcoin miners to receive an independent ESG rating on our operations, which we anticipate will provide transparency on the environmental sustainability of our operations, as well as other metrics. Apex’s ESG Ratings & Advisory tools allow us to benchmark our ESG performance against international standards and our peers to identify opportunities for improvement and progress over time. We believe this is an integral approach to improving our sustainable practices and mitigating our environmental impact. By measuring the sustainability and footprint of Bit Digital’s mining, we are able to develop targets to continuously improve as we continuously shift towards our goal of 100% clean energy usage.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 outbreak (“COVID-19”) a global pandemic. We operate in locations that have been impacted by COVID-19, and the pandemic has impacted and could further impact our operations and the operations of our customers as a result of quarantines, various local, state and federal government public health orders, facility and business closures, and travel and logistics restrictions. Conditions may improve or worsen as governments and businesses continue to take actions to respond to the risks of the COVID-19 pandemic. While the COVID-19 pandemic continues to cause uncertainty in the global economy and restrictive measures by governments and businesses remain in place, we expect our business and results of operations may be materially and adversely affected. Company is actively monitoring this situation and the possible effects on its financial condition, liquidity, operations, suppliers, and industry.

Beginning in the middle of March 2020, the outbreak of COVID-19 led to adverse impacts on the US and global economies, bringing uncertainty to our operations and customer demand. Various local governments issued orders requiring the closure of non-essential businesses and to curtail all unnecessary travel and requiring individuals to comply with various shelter-in-place and social distancing orders. We, however, experienced positive growth from our efforts in investment in miners together with increases in bitcoin market price.

Additionally, we have evaluated the potential impact of the COVID-19 outbreak on our financial statements, including, but not limited to, the impairment of long-lived assets and valuation of cryptocurrencies. Where applicable, we have incorporated judgments and estimates of the expected impact of COVID-19 in the preparation of the financial statements based on information currently available. These judgments and estimates may change, as new events develop and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known.

We continue to actively monitor the situation and may take further actions that alter our operations and business practices as may be required by federal, state or local authorities or that we determine are in the best interests of our partners, customers, suppliers, vendors, employees and shareholders. The extent to which the COVID-19 outbreak will further impact the Company’s financial results will depend on future developments, which are unknown and cannot be predicted, including the duration and ultimate scope of the pandemic, advances in testing, treatment and prevention, as well as actions taken by governments and businesses. With miners transferred to the United States and Canada, the COVID-19 situation continued to create travel and transportation difficulties. The US operations are heavily dependent on our partners, who may also be impacted by COVID-19.

The effectiveness of the COVID-19 vaccine and vaccination programs remains to be verified worldwide, including against variants of the virus. The sweeping nature of the COVID-19 pandemic makes it extremely difficult to predict how the company’s business and operations will be affected in the longer run. So far, the likely overall economic impact of the pandemic is widely viewed as highly negative to the global economy.

Results of operations

Results of Operations for the Three Months Ended September 30, 2021 and 2020

The following table summarizes the results of our operations during the three months ended September 30, 2021 and 2020, respectively, and provides information regarding the increase or (decrease) during period.

	For the Three Months Ended September 30,		Variance in
	2021	2020	Amount
Revenue from cryptocurrency mining	$10,395,894	$7,909,528	$2,486,366

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(2,607,945)	(6,210,712)	3,602,767
Depreciation and amortization expenses	(3,796,672)	(1,171,151)	(2,625,521)
General and administrative expenses	(19,545,639)	(405,705)	(19,139,934)
Total operating expenses	(25,950,256)	(7,787,568)	(18,162,688)

Income (Loss) from operations	(15,554,362)	121,960	(15,676,322)

Other income (expenses)
Realized gain (loss) on exchange of Digital assets	129,935	(21,721)	151,656
Loss from disposal of property and equipment	(3,789,683)	-	(3,789,683)
Other income	3,854	-	3,854
Total other expenses, net	(3,655,894)	(21,721)	(3,634,173)

Income (loss) before income taxes	(19,210,256)	100,239	(19,310,495)

Income tax expenses	(938,578)	-	(938,578)
Net income (loss) from continuing operations	$(20,148,834)	$100,239	$(20,249,073)
Net loss from discontinued operations	-	(100,185)	100,185

Net income (loss)	$(20,148,834)	$54	$(20,148,888)

Revenues

We generate revenues from provision of computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed cryptocurrency award from the mining pool, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the three months ended September 30, 2021, we received 248.4 bitcoins from one US mining pool operator. As of September 30, 2021, our maximum hash rate was 1.60 EH/s. For the three months ended September 30, 2021, we recognized revenue of $10,395,894 from mining activity.

For the three months ended September 30, 2020, we received 739.51 bitcoins from one mining pool operator and recognized revenue of $7,909,528.

During the three months ended September 30, 2021, we sold or disposed of certain miner models, partially in anticipation of purchase opportunities for newer, more efficient machines, resulting in a net reduction of 0.32 EH/s in hash rate from the three months ended June 30, 2021. We expect to continue to invest in miners to increase the hash rate capacity.

Cost of revenues

Cost of revenues of $2,607,945 for the three months ended September 30, 2021 was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented.

For the three months ended September 30, 2020, we incurred cost of revenues of $6,210,712 from utilities and other service charges.

We expect an increase in cost of revenues as we continue to focus on expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the three months ended September 30, 2021, depreciation and amortization expenses of $3,796,672 represented depreciation of miners based on an estimated useful life of 3 years.

For the three months ended September 30, 2020, depreciation and amortization expenses of $1,171,151 represented depreciation of miners based on an estimated useful life of 3 years.

General and administrative expenses

For the three months ended September 30, 2021, our general and administrative expenses were primarily comprised of professional and consulting expenses of $1,476,397, transportation expenses of $865,634 to relocate certain miners from China to the US, share-based compensation expenses of $16,066,821 related to restricted stock units (“RSUs”) issued to our directors, management and consultants during the third quarter 2021, travel expenses of $338,314, payroll expenses of $149,136 and office expenses of $228,409.

For the three months ended September 30, 2020, our general and administrative expenses were primarily comprised of professional and consulting expenses of $246,518, office expenses of $34,436, payroll expenses of $56,405 and travel expenses of $50,490.

Realized gain (loss) on exchange of digital assets

We record digital assets at cost and any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of digital assets” in the consolidated statements of operations. For the three months ended September 30, 2021, we recorded a gain of $129,935 from exchange of 209.6 bitcoins. For the three months ended September 30, 2020, we recorded a loss of $21,721 from sales of 695.7 bitcoins.

Loss from disposal of property and equipment

During the three months ended September 30, 2021, we sold or disposed of certain miner models, partly in anticipation of purchase opportunities for newer, more efficient machines. As a result, we recognized loss of $3,789,683 from sales and disposal of these miners, comprised of a gain of $341,240 from sales of 4,200 miners to three third parties and a loss of $4,130,923 from disposal of 1,407 miners at $nil consideration.

Income tax expense

Income tax expense was $938,578 for the three months ended September 30, 2021, as we generated taxable profits derived from our US and Canada operations.

Income tax expenses was $nil for the three months ended September 30, 2020, as we are not subject to tax on income or capital gain in the Cayman Islands, and we did not generate assessable profits arising in or derived from Hong Kong.

Net income (loss) and earnings (loss) per share

For the three months ended September 30, 2021, our net loss was $20,148,834, representing a change of $20,148,888 from a net income of $54 for the same period of last year.

Loss per share was $0.37 and earnings per share was $0.00 for the three months ended September 30, 2021 and 2020, respectively. Weighted average number of shares was 54,675,621 and 42,297,011 for the three months ended September 30, 2021 and 2020, respectively.

Results of Operations for the Nine Months Ended September 30, 2021 and 2020

The following table summarizes the results of our operations during the nine months ended September 30, 2021 and 2020, respectively, and provides information regarding the dollar increase or (decrease) during period.

	For the Nine Months Ended September 30,		Variance in
	2021	2020	Amount
Revenue from cryptocurrency mining	$82,691,638	$8,602,226	$74,089,412

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(25,959,323)	(6,866,726)	(19,092,597)
Depreciation and amortization expenses	(9,795,703)	(1,241,652)	(8,554,051)
General and administrative expenses	(26,106,792)	(1,202,274)	(24,904,518)
Total operating expenses	(61,861,818)	(9,310,652)	(52,551,166)

Income (Loss) from operations	20,829,820	(708,426)	21,538,246

Other income (expenses)
Realized gain on exchange of digital assets	7,082,587	(15,753)	7,098,340
Impairment of digital assets	(9,045,007)	-	(9,045,007)
Interest income	81	40	41
Loss from disposal of property and equipment	(3,746,247)	-	(3,746,247)
Other income (expenses)	499,483	(1,964)	501,447
Total expenses, net	(5,209,103)	(17,677)	(5,191,426)

Income (Loss) before income taxes	15,620,717	(726,103)	16,346,820

Income tax expenses	(1,322,627)	-	(1,322,627)
Net income (loss) from continuing operations	14,298,090	(726,103)	15,024,193

Net loss from discontinued operations	-	(3,834,683)	3,834,683
Net income (loss)	$14,298,090	$(4,560,786)	$18,858,876

Revenues

We generate revenues from provision of computing power to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt. By providing computing power to successfully add a block to the blockchain, the Company is entitled to a fractional share of the fixed cryptocurrency award from the mining pool operator, which is based on the proportion of computing power the Company contributed to the mining pool to the total computing power contributed by all mining pool participants in solving the current algorithm.

For the nine months ended September 30, 2021, we received 1,824.7 bitcoins from three mining pool operators. As of September 30, 2021, our maximum hash rate was 1.60 EH/s. For the nine months ended September 30, 2021, we recognized revenue of $82,691,638.

For the nine months ended September 30, 2020, we received 814.2 bitcoins from two mining pool operators and recognized revenue of $8,602,226.

During the nine months ended September 30, 2021, we sold or disposed of certain miner models, partially in anticipation of purchase opportunities for newer, more efficient machines. We expect to continue to invest in miners to increase the hash rate capacity. As a result, we expect a continuous increase in revenue for the fiscal year 2021. Also, with more miners operating in the United States and Canada, we expect energy cost per hash to decrease on an overall basis.

Cost of revenues

Cost of revenues of $25,959,323 for the nine months ended September 30, 2021 was primarily comprised of direct production cost of the mining operations, including utilities and other service charges, but excluding depreciation and amortization expenses which are separately presented.

For the nine months ended September 30, 2020, we incurred cost of revenues of $6,866,726 from utilities and other service charges.

We expect an increase in cost of revenues as we continue to focus on expansion and upgrade of our miner fleet.

Depreciation and amortization expenses

For the nine months ended September 30, 2021, depreciation and amortization expenses represented depreciation of 27,744 miners based on an estimated useful life of 3 years.

For the nine months ended September 30, 2020, depreciation and amortization expenses represented depreciation of 22,869 miners based on an estimated useful life of 3 years.

General and administrative expenses

For the nine months ended September 30, 2021, our general and administrative expenses were primarily comprised of professional and consulting expenses of $4,193,784, transportation expenses of $2,015,096 to relocate certain miners from China to North America, shared-based compensation expenses of $16,579,821 related to RSUs issued to our directors, management and consultants, insurance expenses of $924,991, travel expenses of $640,803, payroll expenses of $615,471 and office expenses of $553,019.

For the nine months ended September 30, 2020, our general and administrative expenses were primarily comprised of stock compensation expenses for consulting services of $456,000, professional and consulting expenses of $541,074, office expenses of $64,211, payroll expenses of $56,405 and travel expenses of $50,490.

Realized gain (loss) on exchange of digital assets

We record digital assets at cost and any gains or losses from sales of digital assets are recorded as “Realized gain (loss) on exchange of digital assets” in the consolidated statements of operations. For the nine months ended September 30, 2021, we recorded a gain of $7,082,587 from exchange of 1,465.9 bitcoins. For the nine months ended September 30, 2020, we recorded a loss of $15,753 from sales of 754.2 bitcoins.

Impairment of digital assets

Impairment of digital assets was $9,045,007 for the nine months ended September 30, 2021, which was recorded to reflect our digital assets at the lower of cost or fair value as of September 30, 2021.

Gain from disposal of property and equipment

During the nine months ended September 30, 2021, we sold or disposed of certain miner models, in anticipation of purchase opportunities for newer, more efficient machines. As a result, we recognized loss of $3,746,247 from sales and disposal of these miners, comprise of a gain of $610,520 from sales of 15,808 miners to three third parties and a loss of $4,356,767 from disposal of 1,779 miners at $nil consideration.

Income tax expense

Income tax expense was $1,322,627 for the nine months ended September 30, 2021, as we generated taxable profits derived from our US and Canada operations.

Income tax expenses was $nil for the nine months ended September 30, 2020, as we are not subject to tax on income or capital gain in the Cayman Islands, and we did not generate assessable profits arising in or derived from Hong Kong.

Net income (loss) and earnings (loss) per share

For the nine months ended September 30, 2021, our net income was $14,298,090, representing a change of $18,858,876 from a net loss of $4,560,786 for the same period of last year, which comprised of a net loss of $726,103 from continuing operations and a net loss of $3,834,683 from discontinued operations.

Earnings per share was $0.28 and loss per share was $0.18 for the nine months ended September 30, 2021 and 2020, respectively. Weighted average number of shares was 50,921,037 and 25,745,900 for the nine months ended September 30, 2021 and 2020, respectively.

Non-GAAP Financial Measures

We are providing supplemental financial measures for (i) non-GAAP income from operations and (ii) non-GAAP net income. These supplemental financial measures are not measurements of financial performance under US GAAP and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate our business performance and to help make operating decisions. We believe that these non-GAAP financial measures are also useful to investors and analysts in comparing our performance across reporting periods on a consistent basis.

The following is a reconciliation of non-GAAP income from operations, which excludes the impact of (i) depreciation of property and equipment, and (ii) share based compensation expenses, to its most directly comparable GAAP measures for the periods indicated:

	For the Three Months Ended September 30,		For the Nine months Ended September 30,
	2021	2020	2021	2020
Reconciliation of non-GAAP income from operations:
Income (Loss) from Operations	$(15,554,362)	$121,960	$20,829,820	$(708,426)
Depreciation and amortization expenses	3,796,672	1,171,151	9,795,703	1,241,652
Share based compensation expenses	16,579,821	456,000	18,022,713	456,000
Non-GAAP Income from Operations	$4,822,131	$1,749,111	$48,658,236	$989,226

The following is a reconciliation of non-GAAP net income (loss), which excludes the impact of (i) depreciation of property and equipment, (ii) impairment of digital assets, (iii) loss from disposal of property and equipment and (iii) share based compensation expenses, to its most directly comparable GAAP measures for the periods indicated:

	For the Three Months Ended September 30,		For the Nine months Ended September 30,
	2021	2020	2021	2020
Reconciliation of non-GAAP net income from operations:
Net Income (Loss)	$(20,148,834)	$54	$14,298,090	$(4,560,786)
Depreciation and amortization expenses	3,796,672	1,171,151	9,795,703	1,241,652
Impairment of digital assets	-	-	9,045,007	-
Loss from disposal of property and equipment	3,789,683	-	3,746,247	-
Share based compensation expenses	16,579,821	456,000	18,022,713	456,000
Non-GAAP Net Income (Loss)	$4,017,342	$1,627,205	$54,907,760	$(2,863,134)

	For the Three Months Ended September 30,		For the Nine months Ended September 30,
	2021	2020	2021	2020
Reconciliation of non-GAAP Basic and Diluted Earnings (Loss) Per Share:
Earnings (loss) per share	$(0.37)	$0.00	$0.28	$(0.18)
Depreciation and amortization expenses (per basic and diluted share)	0.07	0.03	0.19	0.05
Impairment of digital assets (per basic and diluted share)	-	-	0.18	-
Loss from disposal of property and equipment (per basic and diluted share)	0.07	-	0.07	-
Share based compensation expenses (per basic and diluted share)	0.30	-	0.35	0.02
Non-GAAP Basic and Diluted Earnings (Loss) Per Share (per basic and diluted share)	$0.07	$0.03	$1.07	$(0.11)

Liquidity and capital resources

To date, we have financed our operations primarily through cash flows from operations, working capital loans from our shareholders, and equity financing through public and private offerings of our securities. We plan to support our future operations primarily from cash generated from our operations and equity financings. We may also consider debt, preferred and convertible financing as well. As of September 30, 2021, we had working capital of $60,966,193 as compared with $6,825,455 at December 31, 2020. Working capital included digital assets of $35,020,251 and $6,293,922 as of September 30, 2021 and December 31, 2020, respectively.

As of January 5, 2021, the Company completed the sale of 262,082 Ordinary Shares at $4.50 per share for gross proceeds of $1,179,369 to eleven non-US Persons.

On February 5 and March 12, 2021, the Company completed the sale of subordinated convertible notes in the principal amounts of $1,100,000 and $550,000, respectively, to an accredited institutional investor pursuant to a Securities Purchase Agreement. On May 5, 2021, the convertible notes were automatically converted into 289,662 Ordinary Shares at $5.70 per share.

On May 5, 2021, the Company’s Form F-1 Registration Statement covering the resale of 6,412,500 ordinary shares was declared effective by the SEC. The 6,412,500 ordinary shares consisted of 412,500 shares issuable to Ionic Ventures, LLC (“Ionic”) upon the conversion of $1,650,000 principal amount of senior convertible notes, and 6,000,000 shares issuable to Ionic pursuant to the Purchase Agreement dated as of January 11, 2021. During May 20, 2021 through September 30, 2021, the Company issued a net aggregate of 5,972,194 Ordinary Shares to Ionic for gross proceeds of $36 million. The Company received net proceeds of $33,235,400 after deducting fees payable to broker-dealers and certain other transaction expenses, including fees and expenses of legal counsels in connection with the transactions.

Revenue from Mining Operations

Funding our operations on a go-forward basis will rely significantly on our ability to continue to mine cryptocurrency and the spot or market price of the cryptocurrency we mine. We expect to generate ongoing revenues from the production of digital assets, primarily bitcoin, in our mining facilities. Our ability to liquidate bitcoin at future values will be evaluated from time to time to generate cash for operations. Generating bitcoin, for example, with spot market values which exceed our production and other costs, will determine our ability to report profit margins related to such mining operations, although accounting for our reported profitability is significantly complex. Furthermore, regardless of our ability to generate revenue from our cryptocurrency assets, we may need to raise additional capital in the form of equity or debt to fund our operations and pursue our business strategy.

The ability to raise funds as equity, debt or conversion of digital assets to maintain our operations is subject to many risks and uncertainties and, even if we were successful, future equity issuances would result in dilution to our existing stockholders and any future debt or debt securities may contain covenants that limit our operations or ability to enter into certain transactions. Our ability to realize revenue through bitcoin production and successfully convert bitcoin into cash or fund overhead with bitcoin is subject to a number of risks, including regulatory, financial and business risks, many of which are beyond our control. Additionally, the value of bitcoin rewards has been extremely volatile historically, and future prices cannot be predicted.

If we are unable to generate sufficient revenue from our bitcoin production when needed or secure additional sources of funding, it may become necessary to significantly reduce our current rate of expansion or to explore other strategic alternatives.

Cash flows

	For the Nine Months Ended September 30,
	2021	2020
Cash at beginning of period	$405,133	$615,988
Net Cash Used in Operating Activities	(11,191,887)	(8,578,704)
Net Cash Provided by (Used in) Investing Activities	2,744,450	(10,851,166)
Net Cash Provided by Financing Activities	34,503,400	19,935,530
Net increase in cash, cash equivalents and restricted cash	26,055,963	505,660
Cash at end of period	$26,461,096	$1,121,648

Operating Activities

Net cash used in operating activities was $11,191,887 for the nine months ended September 30, 2021, mainly derived from (i) net income of $14,298,090 from continuing operations for the nine months adjusted for depreciation expenses of miners of $9,795,703, impairment of digital assets of $9,045,007, loss from sales and disposal of miners of $3,746,247, issuance of ordinary shares to certain service providers as promotion and marketing expenses of $1,446,098, grant of restricted share units to the Company’s directors, senior management and consultants    of $16,576,615 and (ii) net of changes in our operating assets and liabilities, principally comprising of (a) an increase in digital assets of $89,079,726 as rewards to us for provision of mining services, and (b) a change in accounts payable of $25,680,947, primarily because we paid hosting and power cost of $24,078,955 in digital assets.

Net cash used in operating activities was $8,578,704 for the nine months ended September 30, 2020, mainly derived from (i) net loss of $726,103 from continuing operations for the nine months adjusted for noncash provision for depreciation expenses of miners of $1,241,652, and amortization of stock compensation expenses for consulting services of $456,000, and (ii) net changes in our operating assets and liabilities, principally comprising of (a) an increase in digital assets of $8,586,472 as rewards to us for provision of mining services, and (b) an increase in other current assets of $1,196,869, primarily attributable to payment of deposits of $1,172,165 to one service provider who paid utility charges in mining facilities on behalf of us.

Investing Activities

Net cash provided by investing activities was $2,744,450 for the nine months ended September 30, 2021, primarily provided by cash proceeds of $3,539,450 from sales of digital assets, offset by miner purchases of $795,000.

Net cash used in investing activities was $10,851,166 for the nine months ended September 30, 2020, primarily used in purchases of miners of $18,796,938, offset by proceeds of $7,934,446 from sales of digital assets.

Financing Activities

Net cash provided by financing activities was $34,503,400 for the nine months ended September 30, 2021, primarily provided by net proceeds of $33,235,400 from our direct offering with Ionic, an institutional investor, and net proceeds of $1,280,000 from the issuance of convertible notes to Ionic.

Net cash provided by financing activities was $19,935,530 for the nine months ended September 30, 2020, primarily provided by proceeds of $19,800,000 from certain shareholders under private placement transactions and borrowings of $135,530 from related parties.

Off-balance sheet arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with US GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of digital assets and other current assets, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities and realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this release reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

Recently issued and adopted accounting pronouncements

The Company has evaluated all other recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements. See Note 2 of the unaudited condensed consolidated financial statements as of September 30, 2021.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2021 and December 31, 2020

(Expressed in US dollars, except for the number of shares)

	September 30,	December 31,
	2021	2020
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$26,461,096	$405,133
Digital assets	35,020,251	6,293,922
Other current assets	3,144,300	2,020,374
Total Current Assets	64,625,647	8,719,429

Investment security	1,000,000	-
Deposits for plant and equipment	7,930,061	1,324,963
Property and equipment, net	29,978,400	29,849,157
Other noncurrent assets	6,844,416	-
Total Assets	$110,378,524	$39,893,549

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$3,011,122	$1,365,716
Due to related parties	-	336,722
Income tax payable	493,703	-
Other payables and accrued liabilities	154,629	191,536
Total Current Liabilities	3,659,454	1,893,974

Deferred tax liabilities	703,924	-

Total Liabilities	4,363,378	1,893,974

Commitments and Contingencies

Shareholders’ Equity
Preferred shares, $0.01 par value, 10,000,000 and nil shares authorized, 1,000,000 and nil shares issued and outstanding of September 30, 2021 and December 31, 2020, respectively	9,050,000	-
Common shares, $0.01 par value, 340,000,000 and 50,000,000 shares authorized, 55,817,358 and 48,043,788 shares issued and outstanding of September 30, 2021 and December 31, 2020, respectively	558,174	480,438
Additional paid-in capital	106,849,371	53,219,626
Accumulated deficit	(10,442,399)	(15,700,489)
Total Shareholders’ Equity	106,015,146	37,999,575
Total Liabilities and Shareholders’ Equity	$110,378,524	$39,893,549

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

For the Three And Nine months Ended September 30, 2021 and 2020

(Expressed in US dollars, except for the number of shares)

	For the Three Months Ended September 30,		For the Nine months Ended September 30,
	2021	2020	2021	2020
Revenue from cryptocurrency mining	$10,395,894	$7,909,528	$82,691,638	$8,602,226

Cost and operating expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	(2,607,945)	(6,210,712)	(25,959,323)	(6,866,726)
Depreciation and amortization expenses	(3,796,672)	(1,171,151)	(9,795,703)	(1,241,652)
General and administrative expenses	(19,545,639)	(405,705)	(26,106,792)	(1,202,274)
Total operating expenses	(25,950,256)	(7,787,568)	(61,861,818)	(9,310,652)

Income (Loss) from Operations	(15,554,362)	121,960	20,829,820	(708,426)

Realized gain (loss) on exchange of Digital assets	129,935	(21,721)	7,082,587	(15,753)
Impairment of digital assets	-	-	(9,045,007)	-
Loss from disposal of property and equipment	(3,789,683)	-	(3,746,247)	-
Other income (expense)	3,854	-	499,564	(1,924)
Total other expenses, net	(3,655,894)	(21,721)	(5,209,103)	(17,677)

Net income (loss) from continuing operations before income taxes	(19,210,256)	100,239	15,620,717	(726,103)

Income tax expenses	(938,578)	-	(1,322,627)	-
Net income (loss) from continuing operations	(20,148,834)	100,239	14,298,090	(726,103)

Net loss from discontinued operations	-	(100,185)	-	(3,834,683)

Net income (loss) and comprehensive income (loss)	$(20,148,834)	$54	$14,298,090	$(4,560,786)

Weighted average number of ordinary share outstanding
Basic and diluted	54,675,621	42,297,011	50,921,037	25,745,900
Income (loss) per share
Basic and diluted	$(0.37)	$0.00	$0.28	$(0.18)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine months Ended September 30, 2021 and 2020

(Expressed in US dollars)

	For the Nine months Ended September 30,
	2021	2020
Cash Flows from Operating Activities:
Net income (loss)	$14,298,090	$(4,560,786)
Less: Net loss from discontinued operations	-	3,834,683
Net income (loss) from continuing operations	14,298,090	(726,103)
Adjustments to reconcile net income (loss) from continuing operations to net cash used in operating activities:
Depreciation of property and equipment	9,795,703	1,241,652
Loss from disposal of property and equipment	3,746,247	-
Impairment of digital assets	9,045,007	-
Share based compensation expenses in connection with issuance of restricted shares	16,576,615	-
Share based compensation expenses in connection with issuance of ordinary shares	1,446,098	456,000
Loss from acquisition of a subsidiary	-	1,964
Deferred tax expenses	703,924	-
Changes in operating assets and liabilities:
Digital assets	(89,079,726)	(8,586,472)
Other current assets	(117,048)	(1,196,869)
Other noncurrent assets	(6,844,416)
Accounts payable	25,680,947	268,604
Income tax payable	493,703	-
Other payables and accrued liabilities	3,062,969	(37,480)
Net Cash Used in Operating Activities	(11,191,887)	(8,578,704)

Cash Flows from Investing Activities:
Purchases of property and equipment	(795,000)	(18,796,938)
Proceeds from sales of Digital assets	3,539,450	7,934,446
Acquisition of cash in connection with acquisition of a subsidiary	-	11,326
Net Cash Provided by (Used in) Investing Activities	2,744,450	(10,851,166)

Cash Flows from Financing Activities:
Proceeds from issuance of ordinary shares under direct offering	33,235,400	-
Proceeds from issuance of convertible notes, net of issuance costs	1,280,000	-
Proceeds from issuance of common stock under private placement transaction	-	19,800,000
Proceeds from borrowings from related parties	-	135,530
Repayment of borrowings to related parties	(12,000)	-
Net Cash Provided by Financing Activities	34,503,400	19,935,530

Net increase in cash	26,055,963	505,660
Cash at beginning of period	405,133	615,988
Cash at end of period	$26,461,096	$1,121,648
Supplemental Cash Flow Information
Cash paid for interest expense	$-	$-
Cash paid for income tax	$125,000	$-

Non-cash Transactions of Investing and Financing Activities
Collection of USDC from private placement	$1,179,368	$-
Proceeds from sales of miners in USDT	$9,441,561	$-
Investment in an investment security in USDC	$(1,000,000)	$-
Purchases of property and equipment in USDT	$(21,103,910)	$-
Purchases of property and equipment in USDC	$(895,893)	$-
Payment of deposits on equipment in BTC	$(13,226,077)	$-
Refund of deposits on equipment in USDT	$5,600,000	$-
Repayment of USDC to a related party	$(329,722)	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Bit Digital, Inc. (“BTBT” or the “Company”), formerly known as Golden Bull Limited, is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company is currently engaged in the bitcoin mining business through its wholly owned subsidiaries in the United States and Canada.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Bit Digital USA, Inc. (“BT USA”)	● A United States company ● Incorporated on September 1, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
Bit Digital Canada, Inc. (“BT Canada”)	● A Canadian company ● Incorporated on February 23, 2021 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
Bit Digital Hong Kong Limited (“BT HK”)	● A Hong Kong company ● Acquired on April 8, 2020 ● Engaged in bitcoin mining business	100% owned by Bit Digital, Inc.
Bit Digital Strategies Limited (“BT Strategy”)	● A Hong Kong company ● Incorporated on June 1, 2021 ● Engaged in treasury management activities	100% owned by Bit Digital, Inc.
Bit Digital Singapore PTE. LTD. (“BT Singapore”)	● A Singapore company ● Incorporated on July 1, 2021 ● Engaged in treasury management activities	100% owned by Bit Digital, Inc.
Golden Bull USA, Inc. (“Golden Bull USA”)	● A United States company ● Incorporated on June 3, 2019 ● Inactive	100% owned by Bit Digital, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020 has been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2020. The results of operations for the three and nine months ended September 30, 2021 and 2020 are not necessarily indicative of the results for the full years.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Fair value of digital assets is based on quoted prices in active markets. The fair value of the Company’s other financial instruments including cash and cash equivalents, restricted cash, deposits, other receivables, accounts payable, due to related parties, accounts payable and other payables, approximate their fair values because of the short-term nature of these assets and liabilities. The convertible note approximates its fair value, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of contract signed.

Digital assets

Digital assets (including bitcoin, ETH, USDC and USDT) are included in current assets in the accompanying consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Company, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while digital assets awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the consolidated statements of operations and comprehensive income (loss). The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment security

As of September 30, 2021, investment security represents the Company’s investment in one privately held company over which the Company neither has control nor significant influence through investment in common stock.

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321, Investments - Equity Securities. The Company elected to record the equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities, including consideration of the impact of the COVID-19 pandemic. In computing realized gains and losses on equity securities, the Company determines cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

Impairment of long-lived assets

Long-lived assets, including property and equipment are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Cryptocurrency mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool.  The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less digital asset transaction fees to the mining pool operator which are recorded as a component of cost of revenues), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools.  The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the quoted price of the related cryptocurrency at the time of receipt. There is currently no specific definitive guidance under US GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Share-based compensation

Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the straight-line attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted share units (“RSUs”) and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. The value is recognized as an expense over the respective service period, net of estimated forfeitures. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests.

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by the Company, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Share-based compensation (continued)

In April 2019, the Company adopted ASU 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. Upon the adoption of this guidance, the Company no longer re-measures equity-classified share-based awards granted to consultants or non-employees at each reporting date through the vesting date and the accounting for these share-based awards to consultants or non-employees and employees will be substantially aligned. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows. The consolidated financial statements for the years ended December 31, 2020 and 2019 were not retrospectively adjusted.

Reclassification

The Company reclassified USDC to digital assets in the 2020 financial statements to conform to the presentation as of September 30, 2021. The reclassification has no impact on the total assets and total liabilities as of September 30, 2021.

Recent accounting pronouncements

In May 2021, the FASB issued Accounting Standards Update (“ASU”) 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40), (“ASU 2021-04”). This ASU reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. This ASU provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. It specifically addresses: (1) how an entity should treat a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; (2) how an entity should measure the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange; and (3) how an entity should recognize the effect of a modification or an exchange of a freestanding equity-classified written call option that remains equity classified after modification or exchange. This ASU will be effective for all entities for fiscal years beginning after December 15, 2021. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. Early adoption is permitted, including adoption in an interim period. The adoption of ASU 2021-04 is not expected to have a material impact on the Company’s financial statements or disclosures.

In 2020, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to address the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. This guidance is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company adopted ASU 2020-06 early as of January 1, 2021. Such adoption did not result in any material changes to its financial position, results of operations or cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its consolidated financial statements.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. DIGITAL ASSETS

Digital asset holdings were comprised of the following:

	September 30, 2021	December 31, 2020

BTC	$20,047,301	$6,237,917
USDT	10,991,177	-
WBTC	3,545,308	-
ETH	230,318	-
USDC	206,147	56,005
Total	$35,020,251	$6,293,922

Additional information about Bitcoin and ETH

For the nine months ended September 30, 2021 and 2020, the Company generated bitcoins through provision of mining services. The following table presents additional information about bitcoins for the nine months ended September 30, 2021 and 2020, respectively:

	September 30, 2021	September 31, 2020

Opening balance	$6,237,917	$-
Receipt of bitcoins from mining services	82,691,638	8,602,226
Sales of bitcoins in exchange of cash	(3,539,450)	(7,911,975)
Payment of BTC as deposits on plant and equipment	(13,226,077)	-
Payment of BTC for utility charges in mining facilities	(24,078,955)	-
Payment of BTC for other expenses	(505,276)	-
Exchange of BTC into USDT and USDC	(22,181,885)	-
Collection of bitcoins from a third party (Note 4)	97,772	-
Realized gain on sale of digital assets	7,082,587	(38,224)
Conversion into WBTC	(3,545,308)	-
Impairment of bitcoins	(8,985,662)	-
Ending balance	$20,047,301	$652,027

For the nine months ended September 30, 2021, the Company purchased 101 ETH at an aggregated cost of $289,668, of which 96 ETH were staked with an unaffiliated third party in June 2021. The Company won't be able to withdraw the stake within 12 months.

For the nine months ended September 30, 2021, the Company recognized impairment of $8,985,662 against bitcoins and $59,345 against ETH, respectively.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. DIGITAL ASSETS (CONTINUED)

Additional information about USDT and USDC

The following table presents additional information about USDT for the nine months ended September 30, 2021 and 2020, respectively:

	For the Nine months Ended September 30,
	2021	2020

Opening balance	$-	$-
Addition from exchange of BTC	20,251,577	-
Collection from sales of miners	9,441,561	-
Refund of deposit on property and equipment	5,600,000	-
Purchases of miners	(21,103,910)	-
Payment of deposits to service providers	(782,526)	-
Payment of services	(2,125,857)	-
Purchases of ETH	(289,668)	-
Ending balance	$10,991,177	$-

The following table presents additional information about USDC for the nine months ended September 30, 2021 and 2020, respectively:

	For the Nine months Ended September 30,
	2021	2020

Opening balance	$56,005	$-
Exchange of cash into USDC	200,000	-
Addition from exchange of BTC	1,930,308	-
Collection from private placement	1,179,368	-
Collection from borrowings from a related party	-	329,722
Investment in an investment security	(1,000,000)	-
Purchases of miners	(895,893)	-
Payment of services	(933,919)	(39,717)
Repayment of borrowings from a related party (Note 11)	(329,722)	-
Ending balance	$206,147	$290,005

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. OTHER CURRENT ASSETS

Other current assets were comprised of the following:

	September 30, 2021	December 31, 2020

Deposits (a)	$3,086,210	$1,909,800
Due from third parties (b)	-	97,771
Office rental deposit	30,843	-
Others	27,247	12,803
Total	$3,144,300	$2,020,374

(a)	As of September 30, 2021 and December 31, 2020, the balance of deposits represented the deposits made to two service providers respectively, who paid utility charges in mining facilities on behalf of the Company. The deposits are refundable upon expiration of the agreement between the Company and the service provider, which may be due within 12 months from the effective date of the agreement. As of September 30, 2021, the Company made deposits of $6,844,416 to three other service providers, who will refund the deposits over 12 months from September 30, 2021. The Company recorded the deposits of $6,844,416 in the account of “other noncurrent assets”.

(b)

As of December 31, 2020, the balance of due from third parties represented lending of 5.19 bitcoins. During the three and nine months ended September 30, 2021, the Company lent additional nil and 141.99 bitcoins to two third parties, respectively. The bitcoins were repayable on demand. As of September 30, 2021, the third parties repaid all bitcoins.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following:

	September 30, 2021	December 31, 2020

Miners	$33,268,859	$33,173,812
Less: accumulated depreciation	(3,290,459)	(3,324,655)
Property and equipment, net	$29,978,400	$29,849,157

In anticipation of purchase opportunities for newer, more efficient machines, the Company sold 15,808 miners to three third party customers for a total consideration of $9,441,561 during the nine months ended September 30, 2021. On the date of transaction, the original cost and accumulated depreciation of these 15,808 miners were $11,044,804 and $2,213,763, respectively. The Company recognized a gain on sales of $610,520 which was recorded as a reduction against “loss from disposal of property and equipment”. As of the date of the report, the Company has collected the consideration in the form of USDT. During the three months ended September 30, 2021, the Company sold 4,200 miners to one third party. On the date of disposal, the original cost and accumulated depreciation of these 4,200 miners were $4,875,521 and $1,185,549, respectively. The Company recognized a gain of $341,240, which was recorded as a reduction against “loss from disposal of property and equipment”.

In addition, during the nine months ended September 30, 2021, the Company disposed of 1,779 miners. On the date of disposal, the original cost and accumulated depreciation of these 1,779 miners were $5,307,790 and $951,024, respectively. The Company incurred a loss of $4,356,767, which was recorded in the account of “loss from disposal of property and equipment”. During the three months ended September 30, 2021, the Company disposed of 1,407 miners. On the date of disposal, the original cost and accumulated depreciation of these 1,407 miners were $4,984,282 and $853,360, respectively. The Company incurred a loss of $4,130,923, which was recorded in the account of “loss from disposal of property and equipment”.

For the three months ended September 30, 2021 and 2020, depreciation expenses were $3,796,672 and $1,171,151, respectively. For the nine months ended September 30, 2021 and 2020, depreciation expenses were $9,795,703 and $1,241,652, respectively.

6. INVESTMENT SECURITY

As of September 30, 2021, the balance of investment security represents the Company’s investment of $1,000,000 in one privately held company over which the Company neither has control nor significant influence through investment in common stock.  The investment was made in March 2021, and the cost of investment approximated the fair value. During the three and nine months ended September 30, 2021, the Company did not record upward adjustments or downward adjustments on the investment.

The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of the equity security. As of September 30, 2021, the Company did not recognize impairment against the investment security.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. SHARE-BASED AWARDS

Share-based awards such as restricted stock units (“RSUs”), incentive and non-statutory stock options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under 2021 Omnibus Equity Incentive Plan (“2021 Plan”) and 2021 Second Omnibus Equity Incentive Plan (“2021 Second Plan”). An aggregate of 2,415,293 Restricted Stock awards were granted under the 2021 Plan and no Ordinary Shares remain reserved for issuance under the 2021 Plan. There are 5,000,000 Ordinary Shares reserved for issuance under the Company’s 2021 Second Plan with no shares outstanding.

Pursuant to a Consulting Services Agreement dated February 1, 2021, with Wellington Park, Inc., the Company granted 15,000 RSUs to each of the CEO, Bryan Bullett and the CSO, Sam Tabar, then consultants. On March 31, 2021, the Company granted 120,765 RSUs to Bryan Bullett, the Chief Executive Officer of the Company and Sam Tabar, the Chief Strategy Officer, respectively. All of these RSUs are subject to a 24-month service vesting schedule, and, vest 1/24 for each month.

On July 29, 2021, the Company granted 1,954,400 RSUs to senior management and consultants. 1,920,000 RSUs were immediately vested, and 34,400 RSUs were subject to service period.

A summary of the changes in the RSUs relating to ordinary shares granted by the Company during the nine months ended September 30, 2021 is as follows:

	Number of RSUs	Weighted average grant date fair value

Awarded and unvested as of January 1, 2021	-	$-
Granted	2,225,930	$8.82
Vested	(1,999,783)	$8.20
Awarded and unvested as of September 30, 2021	226,147	$14.32
Expected to vest as of September 30, 2022	158,265	$14.02

As of September 30, 2021, there were $3,237,878 of unrecognized compensation costs related to all outstanding RSUs. These amounts are expected to be recognized over a weighted average period of 1.50 years.

During the three and nine months ended September 30, 2021, the Company recognized share-based compensation expense of $16,066,821 and $16,576,615 in connection with the above RSUs.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. SHARE CAPITAL

Ordinary shares

As of December 31, 2020, there were 48,043,788 ordinary shares issued and outstanding.

On January 5, 2021, the Company completed the sale of 262,082 Ordinary Shares at $4.50 per share for gross proceeds of $1,179,368 to eleven (11) non-US Persons. The exemption from registration was claimed under Regulation S under the Securities Act based on the representations and warranties contained in securities purchase agreements signed by all investors. The proceeds from the private placements were in the form of USDC.

On May 5, 2021, the Company’s Form F-1 Registration Statement covering the resale of 6,412,500 ordinary shares was declared effective by the SEC. The 6,412,500 ordinary shares consisted of 412,500 shares issuable to Ionic upon the conversion of $1,650,000 principal amount of senior convertible notes, and 6,000,000 shares issuable to Ionic pursuant to the Purchase Agreement dated as of January 11, 2021. On the same date, the Company issued 289,662 Ordinary Shares at $5.70 per share to the Holders of Convertible Notes to settle all outstanding Notes plus accrued interest (Note 7).

During May 20, 2021 through August 3, 2021, the Company issued an aggregate of 6,000,000 Ordinary Shares to Ionic to finance gross proceeds of $36 million. The Company received net proceeds of $33,235,400 after deducting fees payable to broker-dealers and certain other transaction expenses, including fees and expenses of legal counsels in connection with the transactions. In connection with the financing activity with Ionic, the Company issued 15,000 Ordinary Shares as Filing Default Shares and 10,000 Effectiveness Default Shares. On August 19, 2021, the Company cancelled 27,806 Ordinary Shares from Ionic.

On May 6, 2021 and July 19, 20221, the Company issued 80,232 and 100,000 Ordinary Shares, respectively as compensation fees to certain service providers for marketing and promotion services and financial consulting services.

On August 10, the Company issued 200,000 Ordinary Shares to Ionic as a one-time waiver of the prohibition on Variable Rate Transactions contained in Section 5(m) of the Share Purchase Agreement with Ionic, with regard to the Company entering into an at the market offering agreement with H.C. Wainwright on July 15, 2021 and disclosing the same in the prospectus supplement portion of the Company’s registration statement (File No.: 333-257934) on Form F-3 on July 15, 2021.

On September 7, 2021, the Company cancelled 1,000,000 Ordinary Shares, and issued 1,000,000 preferred shares to GDL.

On September 23, 2021, the Company issued 1,854,400 Ordinary Shares to senior management and consultants.

As of September 30, 2021, there were 55,817,358 ordinary shares issued and outstanding.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. SHARE CAPITAL (CONTINUED)

Preferred shares

On May 26, 2021, the Company entered into a Share Exchange Agreement (the “Agreement”) with Geney Development Limited (“GDL”), a corporation formed under the laws of the British Virgin Islands. Geney is beneficially owned by Zhaohui Deng, the Company’s Chairman of the Board (70%) and Erke Huang, the Company’s Chief Financial Officer (30%), collectively referred to as the “Shareholders.” Under the Agreement, the Shareholders exchanged 1,000,000 ordinary shares, $.01 par value which GDL owned for 1,000,000 Preference Shares. The Preference Shares were authorized at the Company’s April 20, 2021, Annual General Meeting of Shareholders (“AGM”), pursuant to approval of an amendment to the Company’s authorized share capital and an amended and restated Memorandum and Articles of Association. At the AGM, the Company’s Shareholders approved the repurchase of the 1,000,000 ordinary shares held by GDL in consideration of the issuance of 1,000,000 Preference Shares. Subsequently, the Company cancelled the 1,000,000 ordinary shares and issued 1,000,000 preferred shares.

The preference shares are entitled to the following preference features: 1) an annual dividend of 8% when declared by the Board of Directors; 2) a liquidation preference of $10.00 per share; 3) convert on a one for one basis for ordinary shares, subject to a 4.99% conversion limitation; 4) rank senior to Ordinary Shares in insolvency; and 5) solely for voting purposes vote 50 ordinary shares, for each Preference Share. The purpose of creating and issuing the preference shares is to enable Messrs. Deng and Huang to implement and carry out the Company’s business plan without obstruction.

As of September 30, 2021, there were 1,000,000 preferred shares issued and outstanding.

10. INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Subsidiaries in Hong Kong are taxed at a rate of 16.5%.  However, the Group did not generate any assessable profits arising in or derived from Hong Kong for the three and nine months ended September 30, 2021 and 2020, and accordingly no provision for Hong Kong profits tax has been made in these periods.

United States of America

For the US jurisdiction, the Company is subject to federal and state income taxes on its business operations. As of September 30, 2021, the estimated annual effective tax rate for Bit Digital USA Inc. is 24.62%, which consists of federal tax rate of 21% and blended state tax rate of 3.62% after net of federal benefit. For Golden Bull USA Inc, the entity is expected to only be subject to state minimum taxes or franchise taxes in 2021.

The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which both were passed in 2020, No material impact on the Company is expected based on our analysis. We will continue to monitor the potential impact going forward.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)

United States of America (continued)

In fiscal year 2021, the Company is subject to US federal income tax and state income tax and franchise tax, primarily from Nebraska and Texas. The Company will continue to monitor its exposure to different states and comply with state income taxes filing requirement as the Company continue to expand its business in the United States. The Company has not been under tax examination in any jurisdiction for fiscal year 2021 and 2020, respectively.

For the three and nine months ended September 30, 2021 and 2020, the Company incurred US federal and state income tax expenses as below:

	For the Three Months Ended September 30,		For the Nine months Ended September 30,
	2021	2020	2021	2020
Federal
Current	$188,100	$-	$442,414	$-
Deferred	538,232	-	576,586	-
	726,332	-	1,019,000	-
State
Current	70,376	-	136,900	-
Deferred	118,007	-	127,337	-
	188,383	-	264,237	-

Total	$914,715	$-	$1,283,237	$-

Canada

The estimated effective tax rate for Canada entities is 23% for the three and nine months ended September 30, 2021. The Company is subject to both federal and provincial income taxes for its business operation in Canada as of September 30, 2021.

For the nine months ended September 30, 2021, the Company incurred Canada federal and state current income tax expenses of $25,689 and $13,701, respectively. For the three months ended September 30, 2021, the Company incurred Canada federal and state current income tax expenses of $15,563 and $8,300, respectively. As BT Canada was setup in February 2021, the Company was not subject to federal or state income tax expenses for the three and nine months ended September 30, 2020.

As of September 30, 2021 and December 31, 2020, the Company had deferred tax liabilities of $703,924 and $nil, arising from temporary difference of depreciation of miners between the US GAAP accounting principal and income tax treatment.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. As of September 30, 2021, the Company had a total of $703,924 in deferred tax liabilities under the US book.

For unrecognized tax benefits, the Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Company did not accrue either interest or penalties for the three and nine months ended September 30, 2021 and 2020, respectively. During fiscal year 2021, the Company continues to review its tax positions and provide for unrecognized tax benefits as they arise.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTIES

As of December 31, 2020, the balance of due to related parties was $336,722, comprised of balance of $329,722 due to Mr. Erke Huang, the Company’s interim Chief Executive Officer and Chief Financial Officer, and balance of $7,000 due to one shareholder.

During the Company’s normal business operations in the nine months ended September 30, 2021, the Company fully repaid the borrowings of $329,722 due to Mr. Erke Huang, the Company’s Chief Financial Officer in the form of USDC, and repaid the balance of $7,000 to the shareholder.

As of September 30, 2021, the Company had no outstanding balance due to related parties.

12. CONTINGENCIES

On January 20, 2021, a securities class action lawsuit was filed against the Company and its Chief Executive Officer and Chief Financial Officer titled Anthony Pauwels v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv-00515) (U.S.D.C. S.D.N.Y.). A second class action lawsuit was filed, substantially identical on January 26, 2021, titled, Yang v. Bit Digital, Inc., Min Hu and Erke Huang (Case No. 1:21-cv- 00721). Several other related cases have since been filed seeking lead plaintiff status. The class action is on behalf of persons that purchased or acquired our Ordinary Shares between December 21, 2020 and January 8, 2021, a period of volatility in our stock, as well as volatility in the price of bitcoin. We believe the complaints are based solely upon a research article issued on January 11, 2021, which included false claims and to which the Company responded in a press release filed on Form 6-K on January 19, 2021. On April 21, 2021, the Court consolidated several related cases under the caption In re Bit Digital Securities Litigation. Joseph Franklin Monkam Nitcheu was appointed as lead counsel. We have filed a motion to dismiss the lawsuits and will continue to vigorously defend the action.

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

13. DISPOSITION OF POINT CATTLE

On September 8, 2020, the Company entered into a certain share purchase agreement (the “Disposition SPA”) by and among a BVI company, Sharp Whale Limited (the “Purchaser”), Point Cattle Holding Limited (“Point Cattle”, or the “Subsidiary”) and the Company (the “Seller”). Pursuant to the Disposition SPA, the Purchaser purchased the Subsidiary in exchange for nominal consideration of $10.00 and other good and valuable consideration. Point Cattle Holdings Limited was a former wholly owned subsidiary of the Company in the British Virgin Islands, and its subsidiaries and VIEs, through which the Company previously operated its peer-to-peer lending business and the car rental business in PRC.

On September 8, 2020, the parties completed all the share transfer registration procedure as required by the laws of British Virgin Islands and all the other closing conditions have been satisfied, as a result, the disposition contemplated by the Disposition SPA is completed. Upon completion of the disposition, the Purchaser became the sole shareholder of Point Cattle and as a result, assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Point Cattle. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the microcredit business or the employees of Point Cattle and its subsidiaries and VIEs, nor to the Purchaser.

On the same date, management was authorized to approve and commit to a plan to sell Point Cattle, therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net income (loss) separate from the net loss of continuing operations in accordance with ASC 205-20-45. Considering the suspension of peer-to-peer lending business and the car rental business in the PRC, the net assets relevant to the sale of Point Cattle was fully impaired by the Company in March 2020.

BIT DIGITAL, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. DISPOSITION OF POINT CATTLE (CONTINUED)

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

As the transaction was closed on September 8, 2020, the Company had no assets and liabilities held for sale in the in the consolidated balance sheet as of September 30, 2021 or December 31, 2020.

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the consolidated statements of operations and comprehensive loss for the three and nine months ended September 30, 2021 and 2020:

	For the Three Months Ended September 30,		For the Nine months Ended September 30,
	2021	2020	2021	2020
Discontinued Operations
Impairment of net assets	$-	$-	$-	$(3,734,498)

Net loss from discontinued operations	$-	$-	$-	$(3,734,498)

14. SUBSEQUENT EVENTS

On October 7, 2021, the Company entered into a Non-Fixed Price Sales and Purchase Agreement (the “Agreement”) with Bitmain Technologies Limited (“Bitmain”). The Company agreed to purchase 10,000 Antminer bitcoin miners. The miners are expected to increase the Company’s miner fleet hash rate by approximately 1.0 Exahash (“EH/s”). The total maximum purchase price is estimated at US $65,000,000 (subject to certain potential discounts), of which the initial installments have been made, with the final installment due ten (10) days prior to each shipment through June 2022.

On October 5, 2021, the Company closed a private placement with institutional investors for the sale of 13,490,728 ordinary shares. Pursuant to Securities Purchase Agreement (the “Purchase Agreement”), the Company agreed to issue and sell, in a private offering (the “Private Placement”), an aggregate of $80,000,017 of securities, consisting of 13,490,728 ordinary shares of the Company, par value $0.01 per share (the “Ordinary Shares”) and Ordinary Share Purchase Warrants (“Warrants”) to purchase an aggregate of 10,118,046 Ordinary Shares at an exercise price of $7.91 per whole share (subject to adjustment), for a combined purchase price of $5.93 per share and accompanying warrant (collectively, the “Securities”). Each Warrant is exercisable immediately and will expire three and one-half years after the effective date of Registration Statement No. 333-260241 which was filed pursuant to the Registration Right Agreement. If and only if, at the time of exercise of the Warrants there is no effective registration statement, including this registration statement, registering the Warrant Shares for resale, the Warrants may be exercised on a cashless basis.